Douglas E. McWilliams     dmcwilliams@velaw.com
Tel 713.758.3613     Fax 713.615.5725
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February 25, 2010
By Facsimile and EDGAR
Mr. H. Roger Schwall
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	Eagle Rock Energy Partners, L.P. Preliminary Proxy Statement on Schedule 14A File No. 1-33016 Filed January 14, 2010
Dear Mr. Schwall:
     On behalf of our client, Eagle Rock Energy Partners, L.P. (“Eagle Rock”), we are responding to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated February 12, 2010 (the “Comment Letter”).
     Concurrently with the submission of this letter, Eagle Rock is filing through EDGAR an amended preliminary proxy statement (File No. 1-33016) (the “Proxy Statement”). For your convenience, we have hand delivered three marked copies of the Proxy Statement, tracking all changes made since the previous filing.
     We have repeated in bold each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is Eagle Rock’s response. All references to page numbers and captions correspond to the revised Proxy Statement, unless otherwise specified.

Securities and Exchange Commission February 25, 2010 Page 2

General
COMMENT:

1.	Please monitor the age of the financial statements that you have incorporated by reference into your filing. See Rule 3-12 of Regulation S-X.

RESPONSE:

Eagle Rock acknowledges the Staff’s comment and will include or incorporate by reference in the definitive Proxy Statement the financial statements required by Rule 3-12 of Regulation S-X.

COMMENT:

2.	Please advise us how you intend to comply with the registration requirements of the Securities Act in connection with the following transactions:
•	the issuance of your common units to Eagle Rock Holdings, L.P. in connection with the option to acquire the limited liability company interests of Eagle Rock Energy G&P, LLC and the limited partner interests of your general partner; and

•	the issuance of your common units to Eagle Rock Holdings, L.P. in connection with the transaction fee.
     RESPONSE:
Eagle Rock believes that both (i) the issuance of its common units to Eagle Rock Holdings, L.P. in connection with the option to acquire the limited liability company interests of Eagle Rock Energy G&P, LLC and the limited partner interests of its general partner, and (ii) the issuance of its common units to Eagle Rock Holdings, L.P. in connection with the transaction fee (in the event the transaction fee is paid in common units) are exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(2) thereof, and Regulation D promulgated thereunder. In that regard, Eagle Rock Holdings, L.P. has represented its status as an “accredited investor” as defined in Rule 501(a) under the Securities Act in the Global Transaction Agreement.

Securities and Exchange Commission February 25, 2010 Page 3

COMMENT:

3.	We note that you have incorporated certain disclosure into your proxy statement from your Form 8-A that you filed on September 12, 2006, including the description of your common units and cash distribution policy prior to the effectiveness of the amended and restated partnership agreement. However, it does not appear that such disclosure was provided in such Form 8-A. Please advise.

RESPONSE:

Eagle Rock acknowledges the Staff’s comment. In response, Eagle Rock has deleted the references to the Form 8-A and included additional disclosures regarding Eagle Rock’s common units, subordinated units, incentive distribution rights and cash distribution policy in the body of the Proxy Statement. Please see the revised disclosures on pages 102 - 110 of the Proxy Statement.
Summary, page 1
COMMENT:

4.	Please disclose in this section all material changes that you are proposing to make to your partnership agreement and your cash distribution policy in connection with the recapitalization and related transactions.

RESPONSE:

Eagle Rock has revised the disclosures on pages 11 - 13 of the Proxy Statement to describe all material changes that it is proposing to make to its partnership agreement and cash distribution policy.
The Recapitalization and Related Transactions, page 94
COMMENT:

5.	We note your statement at page 94 that the description of the material information about the recapitalization and related transactions is qualified in its entirety by reference to the more detailed annexes to the proxy statement. Please ensure that you have disclosed all material information about the recapitalization and related transactions in your proxy statement, and revise your filing to remove any implication that you have not done so.

Securities and Exchange Commission February 25, 2010 Page 4
RESPONSE:
Eagle Rock has revised the disclosure on page 97 of the Proxy Statement to remove any implication that it has not disclosed all material information about the recapitalization and related transactions.
*****
     As requested by the Staff, Eagle Rock has informed us that it acknowledges the following:
•	Eagle Rock is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Eagle Rock may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments concerning these responses, please call the undersigned at (713) 758-3613, or in his absence, Matt Pacey at (713) 758-4786.

Very truly yours,
/s/ Douglas E. McWilliams
Douglas E. McWilliams